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FEB 28 2012

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12012398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OHANESIAN / LECOURS, INC.

OFFICIAL USE ONLY
023757
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 SOUTH MAIN STREET - STE 104
(No. and Street)

WEST HARTFORD	CT	06110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM NICHOLSON (860) 521-4751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF & COMPANY, PC.
(Name – *if individual, state last, first, middle name*)

1500 MAIN STREET - STE 1500	SPRINGFIELD	MA	01115
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WL

OATH OR AFFIRMATION

I, Richard Ohanesian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohanesian / Lecours, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ERIKA J. LEBARON
Notary Public NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Board of Directors of Ohanesian/Lecours, Inc:

We have audited the accompanying statement of financial condition of Ohanesian/Lecours, Inc. (the "Company"), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ohanesian/Lecours, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Springfield, Massachusetts
February 17, 2012

Ohanesian/Lecours, Inc.

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$ 180,865
Investments available-for-sale, at fair value	31,863
Accounts receivable	203,232
Prepaid expense and other assets	65,816
Furniture and fixtures (net of accumulated depreciation of $84,493)	37,029
Website development costs (net of accumulated amortization of $53)	22,947
	$ 541,752

Liabilities and Stockholders' Equity

Current liabilities:	
Accounts payable and accrued expenses	$ 44,429
Accrued commissions	197,948
Accrued payroll expenses	90,844
Capital lease obligation	4,884
Other liabilities	3,764
Total liabilities	341,869
Commitments and contingencies (Notes 4 and 7)	
Stockholders' equity:	
Common stock, no par; 5,000 shares authorized, 560 shares issued and outstanding	1,000
Additional paid-in capital	138,675
Retained earnings	615,428
Treasury stock, at cost (440 shares)	(559,615)
Accumulated other comprehensive income	4,395
Total stockholders' equity	199,883
	$ 541,752

The accompanying notes are an integral part of the financial statements.

Ohanesian/Lecours, Inc.

Notes to Financial Statements

Year Ended December 31, 2011

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Organization

Ohanesian/Lecours, Inc. (the "Company") was incorporated in Connecticut in 1988. The Company is a registered broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act") and is licensed to sell securities in Alabama, Arizona, California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Illinois, Indiana, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, South Dakota, Texas, Vermont, Virginia, Washington and West Virginia. The Company is also registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") as a Registered Investment Advisor providing investment supervisory services and advisory services.

Cash and Cash Equivalents

Cash and cash equivalents include cash and an interest-bearing savings account.

Investments

Investments are classified as available-for-sale and are reported at fair value.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at December 31, 2011.

Furniture and Fixtures

Furniture and fixtures are carried at cost, net of accumulated depreciation. Depreciation is charged to operations over the estimated useful lives of five to seven years. The Company uses accelerated depreciation methods for tax purposes.

Website Development Costs

Capitalized web site development costs are carried at cost less accumulated amortization. Amortization is charged to operations over a period of three years.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

GAAP establishes a hierarchal framework which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Off Balance Sheet Risk

During the year ended December 31, 2011, the Company had amounts in excess of $100,000 in a brokerage account. Amounts are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000, of which no more than $100,000 may be in cash. The Company's principal clearing firm carries additional protection on terms similar to SIPC for account net equity in excess of $500,000. These balances fluctuate during the year. Management monitors the clearing firm regularly, along with their balances, and seeks to keep this potential risk to a minimum.

SIGNIFICANT ACCOUNTING POLICIES (concluded)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2011, the Company met such requirements.

The Company is exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

3. INVESTMENTS AVAILABLE-FOR-SALE

Investments available-for-sale consisted of the following at December 31, 2011:

Description	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Marketable equity securities	$ 26,554	$ 5,309	$ -	$ 31,863

There were no investments sold during the year ended December 31, 2011.

At December 31, 2011 investments consist of marketable equity securities which are traded on a national securities exchange and are valued at fair value based on the last reported sales price on the last business day of the period which is Level 1 of the fair value hierarchy.

4. LEASES AND COMMITMENTS

The Company acquired office equipment in 2008 under a four year capital lease agreement that matures in September 2012. The future minimum lease payments under the capital lease obligation pursuant to the lease terms are $6,075 of which $1,191 represents interest.

LEASES AND COMMITMENTS (concluded)

The Company has operating lease arrangements for office and storage space and office equipment. A photocopier lease agreement will terminate in June 2014. The current office space lease agreement will terminate in February 2014. The Company's storage space lease expires in December 2012.

Future minimum lease payments are:

2012	$ 92,316
2013	89,688
2014	15,773
	$ 197,777

5. EMPLOYEE BENEFIT PLAN

The Company adopted a profit sharing plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees meeting minimum eligibility requirements as defined in the plan document. Eligible employees can contribute up to a maximum specified percentage of their compensation. The plan allows for a safe harbor matching contribution of 4% of the employee's compensation, up to the IRS limit. Additional discretionary contributions are also allowed.

6. INCOME TAXES

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. A valuation allowance is established against deferred tax assets when, based upon the available evidence including historical and projected taxable income, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company records a benefit for uncertain tax positions in the financial statements only when it determines it is more likely than not that such a position will be sustained upon examination by taxing authorities based on the technical merits of the position. Unrecognized tax benefits represent the difference between the position taken and the benefit reflected in the financial statements. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes. The Company does not have any uncertain tax positions at December 31, 2011 which require accrual or disclosure.

INCOME TAXES (concluded)

The Company files tax returns in numerous U.S. jurisdictions, with returns subject to examination for varying periods, but generally back to and including 2008. The Company has not been notified of any returns being currently examined by taxing authorities.

Deferred tax liabilities or assets result from unrealized holding gains or losses on investments considered to be available-for-sale. A deferred tax liability of $914 is included on the statement of financial condition in other liabilities related to available for sale securities.

7. COMMITMENTS AND CONTIGENCIES

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's financial statements.

WOLF
& COMPANY, P.C.

Ohanesian/Lecours, Inc.

Financial Statement

December 31, 2011